Consolidated Financial Statements of

CARMANAH TECHNOLOGIES

CORPORATION

Years ended December 31, 2005 and 2004

KPMG LLP

Telephone

(250) 480-3500

Chartered Accountants

Fax

(250) 480-3539

St. Andrew's Square II

Internet

www.kpmg.ca

800 - 730 View Street

Victoria BC   V8W 3Y7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors,

Carmanah Technologies Corporation

We have audited the consolidated balance sheets of Carmanah Technologies Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2005.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

Chartered Accountants

Victoria, Canada

February 28, 2006

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2005 and 2004

	2005	2004
Assets
Current assets:
Cash and cash equivalents	$1,882,214	$901,411
Short-term investments	9,780,000	6,850,000
Accounts receivable, net	8,675,270	2,385,728
Inventories (note 3)	11,012,640	2,758,250
Receivable from forward foreign exchange contracts (note 13(b))	–	1,834,350
Prepaid expenses and deposits	705,073	271,337
	32,055,197	15,001,076
Equipment and leasehold improvements, net (note 4)	2,096,254	1,072,434
Intangible assets, net (note 5)	1,325,055	170,484
Goodwill	12,330,543	3,072,173
Future income taxes (note 6)	985,500	550,000
	$48,792,549	$19,866,167
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,268,246	$1,327,693
Payable under forward foreign exchange contracts (note 13(b))	–	1,803,300
Deferred revenue	–	45,421
Income taxes payable	434,636	–
Future income taxes	–	44,000
Current portion of obligations under capital leases	19,990	21,573
	5,722,872	3,241,987
Obligations under capital leases (note 8)	14,991	13,755
Obligation to former shareholders of SPS to be settled in shares (note 2)	2,631,580	–
	8,369,443	3,255,742
Shareholders’ equity:
Share capital (note 9)	38,772,138	16,322,119
Contributed surplus (note 9(e))	1,292,390	610,690
Retained earnings (deficit)	358,578	(322,384)
	40,423,106	16,610,425
Commitments (note 14)
	$48,792,549	$19,866,167

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Sales	$38,729,885	$15,895,041	$9,220,018
Cost of sales	24,311,146	7,655,700	4,455,250
	14,418,739	8,239,341	4,764,768
Operating expenses:
Wages and benefits	6,843,164	3,509,101	2,095,609
Office and administration	2,786,675	1,423,744	844,706
Sales and marketing	1,775,099	1,341,112	753,360
Research and development (note 11)	903,723	959,842	787,309
Bank charges	286,273	97,531	91,537
Amortization of:
Equipment and leasehold improvements	575,355	400,439	209,416
Intangible assets	149,610	41,063	20,270
	13,319,899	7,772,832	4,802,207
Operating income (loss)	1,098,840	466,509	(37,439)
Other income:
Interest and other income	157,768	126,428	30,954
Write-down of advances receivable	–	–	(111,502)
	157,768	126,428	(80,548)
Earnings (loss) before income taxes	1,256,608	592,937	(117,987)
Income tax expense (recovery) (note 6):
Current	1,021,372	316,000
Future	(445,726)	(315,886)	8,407
	575,646	114	8,407
Net earnings (loss) for the year	680,962	592,823	(126,394)
Deficit, beginning of year	(322,384)	(915,207)	(788,813)
Retained earnings (deficit), end of year	$358,578	$(322,384)	$(915,207)
Earnings (loss) per share:
Basic	$0.020	$0.020	$(0.006)
Diluted	0.019	0.018	(0.006)
Weighted average number of shares outstanding:
Basic	34,187,205	30,116,949	22,826,155
Diluted	35,598,555	32,055,307	22,826,155

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash provided by (used in):
Operations:
Net earnings (loss) for the year	$680,962	$592,823	$(126,394)
Items not involving cash:
Amortization	724,965	441,502	229,686
Loss on disposal of capital assets	–	2,727
Write-down of advances receivable	–	–	111,502
Stock-based compensation (note 9(c))	435,757	319,035	176,525
Future income taxes (recovery)	(445,726)	(315,886)	8,407
Net changes in non-cash working capital (note 15)	(5,147,253)	(1,137,010)	(1,003,974)
	(3,751,295)	(96,809)	(604,248)
Investing:
Short-term investments	(2,930,000)	(6,850,000)	–
Purchase of SPS, net of cash acquired	(5,559,897)	–	–
Purchase of equipment and leasehold improvements	(1,389,941)	(603,917)	(304,379)
Purchase of intangible assets	(42,995)	(21,227)	(9,172)
Purchase of AVVA, net of cash acquired	–	–	(59,467)
Repayments of advances receivable	–	–	28,500
	(9,922,833)	(7,475,144)	(344,518)
Financing:
Proceeds on share issuance	19,125,082	7,813,684	2,075,029
Share issuance costs	(1,200,651)	(503,153)	(177,282)
Repayment of assumed bank indebtedness and loans
on acquisition of SPS (note 2)	(3,239,794)	(383,332)	116,147
Repayment of long-term debt	–	(55,139)	(21,684)
Principal payments of obligations under capital leases	(29,706)	(91,765)	(29,475)
	14,654,931	6,780,295	1,962,735
Increase (decrease) in cash and cash equivalents	980,803	(791,658)	1,013,969
Cash and cash equivalents, beginning of year	901,411	1,693,069	679,100
Cash and cash equivalents, end of year	$1,882,214	$901,411	$1,693,069
Supplemental cash flow information:
Cash during the year for:
Bank charges and interest paid	$286,273	$97,531	$188,632
Income taxes paid	390,430	–	–
Non-cash investing and financing activities:
Shares/stock options issued for services:
Share issue costs	–	138,200	38,198
Acquisition of SPS (note 2):
Shares issued	4,090,224	–	–
Obligation to issue shares	2,631,580	–	–
Warrants issued	301,606	–	–
Shares issued on exercise of stock options and
broker warrants	27,917	225,066	93,377
Shares, options and warrants issued to acquire
non-cash assets of AVVA Technologies Inc.	–	–	3,873,371

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

Carmanah Technologies Corporation (the “Company” or “CTC”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996.  On June 21, 2002, the Company acquired all the issued and outstanding share capital of Carmanah Technologies Inc. (“CTI”).  CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.

On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA Technologies Inc. (“AVVA”). AVVA’s operating subsidiary, Carmanah Signs Inc. (“CSI”) (formerly AVVA Light Corporation), is in the business of designing, manufacturing and distributing energy efficient, illuminated sign products for corporate identity, point-of-purchase sales, and architectural and signage applications.

On July 1, 2005, the Company acquired all the issued and outstanding share capital of Soltek Powersource Ltd. (“SPS”), a leading designer, manufacturer and supplier of renewable energy solutions.

1.

Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of the significant accounting policies used in the preparation of the consolidated financial statements.

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, CTI, AVVA, CSI and SPS.  All significant inter-company transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

(c)

Short-term investments:

Short-term investments are marketable securities that will be realized beyond three months but are recorded at the lower of cost and market.

(d)

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.  Inventories are recorded net of any obsolescence provisions.

(e)

Equipment and leasehold improvements:

Equipment and leasehold improvements are carried at cost less accumulated amortization.  Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset.  The annual rates used to compute amortization are as follows:

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

1.

Significant accounting policies (continued):

(e)

Equipment and leasehold improvements (continued):

Asset	Basis	Rate
Computer hardware	declining balance	30%
Computer software	declining balance	50%
Leasehold improvements	straight-line	term of lease
Office, production and research equipment	declining balance	20%
Tradeshow equipment	declining balance	20%

The cost of repairs and maintenance is expensed as incurred.

(f)

Intangible assets:

Intangible assets are amortized over their estimated useful lives, which vary from three months to six and a half years.

(g)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings (deficit) before extraordinary items and discontinued operations.

All goodwill is assigned to the combined CTI, CSI and SPS reporting unit.  The Company completed its annual impairment test on December 31, 2005 and determined that no impairment charge was required.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

1.

Significant accounting policies (continued):

(h)

Revenue recognition:

Revenue from the sale of products is recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable.  If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received.  Payments received in advance of the satisfaction of the Company’s revenue recognition policies are recorded as deferred revenue.

Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product.  If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised.  Future returns, if they were higher than estimated, would result in a reduction of revenues.

(i)

Research and development:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless certain stringent criteria for deferral, as specified by the Canadian Institute of Chartered Accountants, have been met.  These criteria primarily relate to the establishment of technical feasibility, identification of specified markets, and availability of adequate resources to complete the project under development.  Costs of product development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product.  Costs are then amortized over the estimated period of future benefit.

(j)

Earnings (loss) per share:

The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria.  Diluted net earnings (loss) per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

(k)

Stock-based compensation:

The Company has a stock-based compensation plan which is described in note 9(c).  The Company accounts for all stock-based payments and awards under the fair value method.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

1.

Significant accounting policies (continued):

(k)

Stock-based compensation (continued):

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.  Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.  Compensation cost is generally recognized on a straight-line basis over the vesting period.  The Company accounts for the fair value of the granted options on the consolidated statements of operations and retained earnings (deficit) and is included in the determination of income.

During the period, the Company granted stock options to directors, officers and employees as set out in note 9(c).

(l)

Future income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of future changes in tax rates is recognized in income in the period that included the date of substantive enactment. To the extent that it is not more likely than not that a future tax asset will be realized, a valuation allowance is provided.

(m)

Foreign currency transactions:

The Company’s functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred.  Revenues and expenses are translated at rates in effect at the time of the transaction.  Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

1.

Significant accounting policies (continued):

(n)

Derivative financial instruments:

The Company uses certain derivative financial instruments, principally forward foreign exchange contracts, to manage foreign currency exposures on export sales.  Derivative financial instruments are not accounted for as hedges.  The realized and unrealized gains and losses are recognized in the operating income of the Company.  Fair values are determined using current market rates for the settlement of the derivative instruments.

(o)

Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period.  Significant areas requiring the use of estimates include the estimation of warranty provisions, amortization periods of intangible assets, valuation of stock compensation, and the estimation of future income tax asset valuation allowances.  Actual results could differ from those estimates.

(p)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, and intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

(q)

Comparative figures:

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

2.

Acquisition of Soltek Powersource Ltd:

On July 1, 2005, the Company acquired all the issued and outstanding share capital of Soltek Powersource Ltd. (“SPS”), a leading designer, manufacturer and supplier of renewable energy solutions.  The acquisition has been accounted for using the purchase method and the results of SPS’s operations have been included in the consolidated financial statements since that date.  SPS also offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide. The aggregate purchase price including contingent consideration was $13,224,272, comprised initially of $6,000,000 paid in cash from existing funds, $4,090,224 equivalent in common shares and $200,862 in acquisition costs. Additional contingent consideration to the principal vendors of 751,876 common shares valued at $2,631,580 and 300,000

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

2.

Acquisition of Soltek Powersource Ltd (continued):

warrants valued at $301,606 is payable since SPS attained specified revenue targets and had earnings before interest, taxes and amortization in excess of 5.5% of revenue for the six month period ending December 31, 2005. The warrants have an exercise price of $2.79 (being the weighted average trading price on June 30, 2005). The shares issued to the principal vendors will be held in a pooling agreement providing for the pro rata release of the shares over a two year period after closing.

The following table summarizes the fair value of the assets acquired and the liabilities assumed at the date of acquisition.

Assets:
Cash	$640,965
Accounts receivable	4,978,646
Inventories	4,142,308
Prepaid expenses	42,279
Equipment and leasehold improvements	210,855
Intangible assets (customer relationships)	1,261,363
Goodwill	9,258,370
20,534,786
Liabilities:
Bank indebtedness	243,341
Accounts payable and accrued liabilities	3,091,879
Capital lease obligation	29,359
Deferred revenue	177,129
Demand loan	2,996,453
Future income tax liability	347,724
Income taxes payable	424,629
7,310,514
Total consideration	$13,224,272

Goodwill is not expected to be deductible for tax purposes.

3.

Inventories:

	2005	2004
Raw materials	$3,332,344	$2,101,277
Work-in-process	178,530	165,218
Finished goods	7,501,766	491,755
	$11,012,640	$2,758,250

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

4.

Equipment and leasehold improvements:

		Accumulated	Net book
2005	Cost	amortization	value
Computer hardware	$685,415	$ 282,104	$403,311
Computer software	579,564	445,776	133,788
Leasehold improvements	928,134	341,698	586,436
Office equipment	364,253	66,666	297,587
Production equipment	733,064	241,049	492,015
Research equipment	223,117	75,320	147,797
Tradeshow equipment	39,180	3,860	35,320
	$3,552,727	$ 1,456,473	$2,096,254

		Accumulated	Net book
2004	Cost	amortization	value
Computer hardware	$425,227	$214,324	$210,903
Computer software	361,987	263,578	98,409
Leasehold improvements	488,250	245,067	243,183
Office equipment	173,833	57,539	116,294
Production equipment	425,615	143,057	282,558
Research equipment	166,531	45,444	121,087
	$2,041,443	$969,009	$1,072,434

Equipment and leasehold improvements include $223,369 (December 31, 2004 - $245,065) of equipment acquired under capital leases. During the year ended December 31, 2005, amortization of equipment under capital lease of $20,047 (2004 - $110,555; 2003 - $48,336) is included in amortization expense.

5.

Intangible assets:

		Accumulated	Net book
2005	Cost	amortization	value
Customer relationships	$1,411,363	$164,528	$1,246,835
Patents and trademarks and other	157,561	79,341	78,220
	$1,568,924	$243,869	$1,325,055
		Accumulated	Net book
2004	Cost	amortization	value
Customer relationships	$150,000	$37,500	$112,500
Patents and trademarks and other	114,266	56,282	57,984
	$264,266	$93,782	$170,484

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

6.

Income taxes:

Income tax recovery (expense) differs from the amounts computed by applying the combined federal and provincial tax rates of 34.87% (2004 - 35.62%; 2003 - 37.6%) to pre-tax income from continuing operations as a result of the following:

	2005	2004	2003
Earnings (loss) before income taxes	$1,256,608	$592,937	$(117,987)
Computed expected tax expense (recovery)	$438,179	$211,200	$(44,363)
Non-deductible expenses	181,702	112,000	60,232
Expiry of loss carryforwards	39,620	–	–
Change in tax rate	56,251	–	–
Other	192,894	42,914	(7,462)
Increase (decrease) in income tax valuation
allowance	(333,000)	(366,000)	67,000
Tax effect of loss carryforwards not
previously recognized	–	–	(67,000)
Income tax expense	$575,646	$114	$8,407

Temporary differences give rise to the following future tax assets and liabilities at December 31:

	2005	2004
Future tax assets:
Warranty reserve	$62,000	$26,000
Share issue costs	452,000	318,000
Losses available for future periods	555,500	673,000
Scientific research and experimental development	405,000	–
Equipment	475,000	400,000
Other	62,000	14,000
	2,011,500	1,431,000
Future tax liabilities:
Investment tax credits	(136,000)	(70,000)
Intangible assets	(393,000)	(25,000)
	(529,000)	(95,000)
Less valuation allowance	(497,000)	(830,000)
Net future tax assets	$985,500	$506,000

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

6.

Income taxes (continued):

	2005	2004
Future income tax assets	$985,500	$550,000
Future income tax liabilities		(44,000)
Net future tax assets	$985,500	$506,000

The valuation allowance for future tax assets as at December 31, 2005 and December 31, 2004 was $497,000 and $830,000 respectively.  The net change in the total valuation allowance for the years ended December 31, 2005 and December 31, 2004 was a decrease of $333,000 and $366,000 respectively.  The tax benefit of the decrease in valuation allowance was allocated to income from operations.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences and unused tax losses are available for deduction.

As at December 31, 2005, the Company has non-capital loss carryforwards of $1,600,000 available to reduce taxable income otherwise calculated in future years.  These losses will expire as follows:

Non-capital losses
2006	$200,000
2007	200,000
2008	200,000
2009	200,000
2010	400,000
2011	200,000
2015	200,000
$1,600,000

7.

Credit facilities:

The Company, through its subsidiaries, CTI, CSI and SPS, has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $9,800,000 (2004 - $1,050,000).  Interest on operating and term loan facilities range from prime plus 0.125% to prime plus 0.5% (2004 - 0.75%). These credit facilities are secured by general security agreements and guarantees by the former shareholders of SPS.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

8.

Obligations under capital leases:

The Company leases equipment and automobiles under lease agreements classified as capital leases.  The future minimum annual lease payments are repayable as follows:

		2005	2004
2005	$		$23,568
2006		22,226	14,017
2007		14,516	2,119
2008		1,505	–
		38,247	39,704
Less amounts representing interest at 0% to 10.75%		3,266	4,376
Present value of capital lease obligations		34,981	35,328
Less current portion		19,990	21,573
		$14,991	$13,755

Interest expense incurred during the period on capital leases amounted to $1,729 (2004 - $4,976).  Automotive leases are non-interest bearing.

9.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value

(b)

Issued and outstanding:

	Number of
	common shares	Amount
Balance, December 31, 2002	20,652,710	$3,256,336
Private placement	2,000,000	1,480,000
Exercise of brokers’ warrants	220,160	165,120
Exercise of warrants	68,720	65,284
Exercise of options	486,667	458,002
Issue of shares on acquisition of AVVA	3,055,477	3,715,460
Less share issuance costs	–	(215,480)
Balance, December 31, 2003	26,483,734	8,924,722
Private placement	3,484,848	5,749,999
Exercise of brokers’ warrants	267,646	681,580
Exercise of warrants	185,827	341,836
Exercise of options	1,493,254	1,265,335
Less share issuance costs	–	(641,353)
Balance, December 31, 2004	31,915,309	16,322,119
Exercise of brokers’ warrants	80,838	185,074
Exercise of warrants	1,604,674	3,470,835
Exercise of options	680,975	524,537
Shares issued on acquisition of Soltek Powersource Ltd.	1,503,756	4,090,224
Shares issued pursuant to private placement	4,687,500	15,000,000
Less share issuance costs, net of tax benefits	–	(820,651)
Balance, December 31, 2005	40,473,052	$38,772,138

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

9.

Share capital (continued):

(b)

Issued and outstanding (continued):

During the year ended December 31, 2005, the Company entered into an agreement with a syndicate of underwriters, led by GMP Securities Ltd. and including Canaccord Capital Corporation and Sprott Securities Inc., for a "bought-deal" private placement financing of common shares for gross proceeds of $15,000,000. The underwriters’ cash commission of 6% of the gross proceeds of the financing and other related share issuance costs totaled $1,200,651, less related tax benefits of $380,000 for net share issuance costs of $820,651.

During the year ended December 31, 2005, 1,604,674 warrants were exercised at a price of $2.15 per common share and 1,604,674 common shares were issued for gross proceeds of $3,450,049.  In addition, a reallocation of $20,786 from contributed surplus to share capital was recorded on the exercise of these warrants.

During the year ended December 31, 2005, 80,838 brokers’ warrants were exercised at a price of $2.15 per common share and 80,838 common shares were issued for gross proceeds of $173,802. In addition, a reallocation of $11,272 from contributed surplus to share capital was recorded on the exercise of these warrants.

During the year ended December 31, 2005, 680,975 common shares were issued for gross proceeds of $500,932 on exercise of options.  In addition, a reallocation of $23,605 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended December 31, 2005, the Company issued 1,503,756 shares at a deemed price of $2.72 per share in connection with the acquisition of Soltek Powersource Ltd. (note 2).

During the year ended December 31, 2004, the Company completed a brokered private placement of 3,484,848 units at $1.65 per unit for gross proceeds of $5,749,999. Each unit consists of one common share and one half (1/2) of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.15 per common share for a period of 18 months expiring August 19, 2005.

The agent received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent’s warrants exercisable at a price of $2.15 per share for a period of 18 months expiring August 19, 2005.

During the year ended December 31, 2004, 267,646 brokers’ warrants were exercised at a price of $2.15 per common share and 267,646 common shares were issued for gross proceeds of $575,439.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

9.

Share capital (continued):

(b)

Issued and outstanding (continued):

During the year ended December 31, 2004, 48,077 warrants and 137,750 warrants were exercised at a price of $0.95 per common share and $2.15 per common share respectively, and an aggregate of 185,827 common shares were issued for gross proceeds of $341,836.

During the year ended December 31, 2004, 1,493,254 common shares were issued for gross proceeds of $1,146,410 on exercise of options.

(c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.

The Company has reserved 4,559,133 common shares under the plan.  The options vest between 18 and 36 months from the date of grant and have a maximum term of five years.

A summary of the status of the options outstanding and exercisable follows:

	Number of	Weighted average
	options	exercise price
Balance, December 31, 2002	3,149,829	$0.74
Granted	783,000	0.85
Granted on acquisition of AVVA	307,813	0.88
Cancelled	(245,000)	(0.75)
Exercised	(486,667)	(0.75)
Balance, December 31, 2003	3,508,975	0.77
Granted	830,000	1.45
Cancelled	(129,499)	(1.24)
Exercised	(1,493,254)	(0.77)
Balance, December 31, 2004	2,716,222	0.96
Granted	1,467,500	3.07
Cancelled	(54,250)	(2.35)
Exercised	(680,976)	(0.74)
Balance, December 31, 2005	3,448,496	$1.88

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

9.

Share capital (continued):

(c)

Stock options (continued):

The following table summarizes the stock options outstanding and exercisable at December 31, 2005:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
	December 31,	contractual	exercise	December 31,	exercise
Range of exercise prices	2005	life	price	2005	price
		(years)
$0.75 to $1.99	1,842,746	1.55	$ 0.91	1,682,449	$0.88
$2.00 to $2.99	954,250	4.19	2.77	379,460	2.71
$3.00 to $3.55	651,500	4.89	3.36	52,683	3.20
	3,448,496	2.91	$ 1.88	2,114,592	$1.27

During the year ended December 31, 2005, under the fair-value-based method, $435,757 (2004 - $319,035; 2003 - $176,525) in compensation expense was recorded in the consolidated statements of operations and retained earnings (deficit) for options granted to employees.

The compensation costs reflected in the consolidated statements of operations and retained earnings (deficit) were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2005	2004	2003
Risk free interest rate	2.99%	2.78%	3.33%
Expected dividend yield	0%	0%	0%
Stock price volatility	52%	59%	58%
Expected life of options	2.5 years	2 years	2 years

The weighted average fair value of options granted during the year ended December 31, 2005 is $0.75 (2004 - $0.51; 2003 - $0.41) per share.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

9.

Share capital (continued):

(d)

Warrants:

During 2005, the Company issued 300,000 warrants as contingent consideration to the principal vendors of SPS.  These warrants have an exercise price of $2.79 and each warrant entitles the holder to purchase one common share of the Company.

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2003	48,077	$0.95
Granted	2,090,908	2.15
Exercised	(453,473)	(2.02)
Balance, December 31, 2004	1,685,512	2.15
Granted	300,000	2.79
Exercised	(1,685,512)	(2.15)
Balance, December 31, 2005	300,000	$2.79

(e)

Contributed surplus:

	2005	2004
Balance, beginning of year	$610,690	$378,522
Stock compensation	435,757	319,035
Warrants issued on acquisition of SPS (note 2)	301,606	–
Brokers’ warrants issued	–	138,199
Transfer to share capital on exercise of
options and broker warrants	(55,663)	(225,066)
Balance, end of year	$1,292,390	$610,690

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

10.

Earnings per share:

The weighted average number of common shares used in the computation of earnings per share is as follows:

	2005	2004	2003
Weighted average common shares used in
in the computation of basic income (loss)
per share	34,187,205	30,116,949	22,826,155
Weighted average common shares from
assumed conversion of dilutive
stock options	1,385,722	1,685,959	–
Weighted average common shares from
assumed conversion of dilutive warrants	25,628	252,399	–
	35,598,555	32,055,307	22,826,155

Share options to purchase 551,500 common shares at $3.42 to $3.55 per share were outstanding in 2005 (2004 - 50,000 common shares at $2.75 per share) but were not included in the computation of diluted earnings per share because their effect is antidilutive.

11.

Research and development costs:

	2005	2004	2003
Research and developments costs	$1,524,658	$1,347,065	$1,073,347
Investment tax credits	(620,935)	(316,000)	–
Government assistance	–	(71,223)	(286,038)
	$903,723	$959,842	$787,309

CTI has entered into a Contribution Agreement (the “Agreement”) with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  The contribution limit was reached in 2004.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

12.

Related party transactions:

During the year ended December 31, 2005, the Company paid $64,735 (2004 - $83,000; 2003 - $83,000) for research and development services to a director of the Company.  In addition, the Company paid $24,312 (2004 and 2003 - $nil) for rent to a company controlled by an officer of the Company.

The Company had an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, which expired July 2005.  The advisory agreement has been renewed on a month-to-month basis.  During the year ended December 31, 2005, the Company paid management fees of $120,000 (2004 - $120,000; 2003 - $120,000) under this agreement.

13.

Financial instruments:

(a)

Fair value:

For certain of the Company’s financial instruments, including cash and cash equivalents, short term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.  The fair value of forward exchange contracts is calculated using current market rates for the settlement of the derivative instruments.

(b)

Currency risk:

The Company enters into forward foreign exchange contracts to manage its foreign currency exposure.  The contracts oblige the Company to sell U.S. dollars in the future at predetermined exchange rates. The contracts are matched with anticipated future sales in foreign currencies.

At December 31, 2005, current assets included $nil (2004 - $1,834,350) of the fair value of unrealized forward contracts due to the Company in Canadian dollars and current liabilities included $nil (2004 - $1,803,300) of the fair value of unrealized forward contracts due by the Company in Canadian dollars to December 31, 2005.  The difference between the unrealized forward contracts receivables and payables balances of $nil (2004 - $31,050) has been recorded as an unrealized gain in the consolidated statements of operations and retained earnings (deficit) for the year ended December 31, 2005.

Foreign exchange losses (gains) recognized in the determination of net earnings (loss) for the year were $(122,462) (2004 - $(30,850); 2003 - $290,456).

(c)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

14.

Commitments:

The Company has operating lease agreements for the rental of premises and equipment. The minimum future annual rental payments under the leases are as follows:

Years ending December 31:
2006	$691,552
2007	463,279
2008	354,871
2009	214,959
2010	117,530
$1,842,191

15.

Changes in non-cash operating working capital:

	2005	2004	2003
Accounts receivable	$(1,310,896)	$ 312,333	$ (756,030)
Inventories	(4,112,082)	(853,378)	(475,947)
Prepaid expenses and deposits	(391,456)	(217,961)	12,106
Accounts payable and accrued liabilities	848,674	(321,147)	163,495
Income tax payable	10,007	–	–
Forward exchange contracts	31,050	(31,050)	–
Deferred revenue	(222,550)	(25,807)	52,402
	$(5,147,253)	$ (1,137,010)	$(1,003,974)

16.

Industry segment and foreign operations:

The Company operates in one segment being the development and manufacturing of lighting solutions and the sale of related products to consumers and suppliers worldwide.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

There were no sales to any individual customer for the 12 months ended December 31, 2005 and 2004 that represented more than 10% of sales for the period.

As at December 31, 2005 and 2004, substantially all of the assets related to the Company’s operations were located in Canada except for inventory on hand in Santa Cruz, California as at December 31, 2005 of $1,441,264.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

16.

Industry segment and foreign operations (continued):

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

(thousands of dollars)	2005	2004	2003
North America	$32,456	$11,898	$6,509
South America	324	326	173
Europe	2,746	2,058	1,852
Middle East	2,321	1,006	330
Asia	530	462	222
South Pacific	353	145	134
	$38,730	$15,895	$9,220

17.

Reconciliation to United States generally accepted accounting principles:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those measurement principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the requirements of the Securities and Exchange Commission (“SEC”).  The material measurement differences to the consolidated financial statements are as follows:

(a)

Income taxes:

Under U.S. GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment.  The application of this difference under U.S. GAAP does not result in a material difference to income taxes as recorded under Canadian GAAP.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

17.

Reconciliation to United States generally accepted accounting principles (continued):

(b)

Stock-based compensation:

Under Canadian GAAP, prior to January 1, 2002, the Company did not recognize any compensatory element for options granted to employees or directors.  The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) which became effective for transactions entered into after December 15, 1995.  The FAS 123 encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.  As permitted by the FAS 123, the Company has elected to continue measuring employee compensation costs using the intrinsic value method of accounting under APB Option 25 and related interpretations.  Under the intrinsic value based method, employee stock option compensation is determined by the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock.  The excess is recognized by a charge to operations over the vesting period.

Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the stock options granted as the services are performed and the options earned.  The Company applies a similar accounting policy under Canadian GAAP for non-employee awards made on or after January 1, 2002.  The stock-based compensation expense in respect of options granted to non-employees prior to January 1, 2002, under U.S. GAAP, based on the fair value of the options using an option pricing model, would be $nil for the year ended December 31, 2005 (2004 - $23,191; 2003 - $81,168).

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period in which the escrowed shares are eligible for release from escrow.  No such recognition is given under Canadian GAAP.  As at December 31, 2005, the Company held nil (2004 - nil) common shares in escrow.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

17.

Reconciliation to United States generally accepted accounting principles (continued):

(b)

Stock-based compensation (continued):

Had the Company determined employee stock-based compensation cost based on the fair value of its stock options at the grant date under FAS 123, the Company’s net earnings (loss) would have been as follows:

	2005	2004	2003
Net income (loss):
As reported under U.S. GAAP
(note 17(g)(vi))	$758,063	$147,721	$(818,550)
Pro forma net loss	344,592	(167,464)	(982,923)
Income (loss) per share:
As reported under U.S. GAAP
(note 17(g)(vi))
Basic and diluted	0.01	0.00	(0.04)
Pro forma basic and diluted	0.01	(0.00)	(0.04)

The fair value of these options has been determined using the Black-Scholes option pricing formula with the assumptions in note 9(c).

(c)

Write-down of advances receivable:

Under U.S. GAAP, the write-down of advances receivable in 2003 would be included in operating income (loss) resulting in operating income (loss) under U.S. GAAP of ($841,097) for the year ended December 31, 2003.  No such write-downs occurred in 2004 or 2005.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

17.

Reconciliation to United States generally accepted accounting principles (continued):

(d)

Research equipment:

The cost of research equipment that has been capitalized for Canadian GAAP purposes but does not have an alternative future use separate from the research project is required to be expensed in the period incurred under U.S. GAAP.  Accordingly, the amortization of such equipment recognized under Canadian GAAP would not be recognized under U.S. GAAP.

(e)

Product warranties:

Product warranties included in accounts payable and accrued liabilities are as follows:

	2005	2004
Balance, beginning of year	$75,117	$125,218
Warranty accruals	203,001	23,893
Warranty charges	(98,250)	(73,994)
Balance, end of year	$179,868	$75,117

(f)

Recent accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004) entitled “Share-Based Payment” (“FAS No. 123R”).  FAS 123R addresses accounting for stock-based compensation and requires that the fair value of all stock-based compensation arrangements, including options, be recognized as an expense in a company’s financial statements, as opposed to the presentation of supplemental pro forma disclosure in the notes to financial statements.  FAS 123R eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25.  FAS No. 123R is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period of the first fiscal year that begins after June 15, 2005.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 entitled “Inventory Costs - an amendment to ARB No. 43, Chapter 4” (“FAS No. 151”).  This statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage.  FAS No. 151 requires that these items be recognized as current period charges.  FAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

The Company will adopt these new standards effective January 1, 2006.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

17.

Reconciliation to United States generally accepted accounting principles (continued):

(g)

Reconciliation:

The effect of the differences between Canadian and U.S. GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and retained earnings (deficit) and cash flows is summarized as follows:

(i)

Assets:

	2005	2004
Assets, under Canadian GAAP	$48,792,549	$19,866,167
Adjustment for research equipment
expensed under U.S. GAAP (note 17(d))	(147,797)	(121,087)
Assets, under U.S. GAAP	$48,644,752	$19,745,080

(ii)

Liabilities:

	2005	2004
Liabilities, under Canadian and U.S. GAAP	$8,369,443	$3,255,742

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

17.

Reconciliation to United States generally accepted accounting principles (continued):

(g)

Reconciliation (continued):

(iii)

Share capital and contributed surplus:

	2005	2004
Share capital and contributed surplus,
under Canadian GAAP	$40,064,528	$16,932,809
Adjustment for stock-based compensation relating
to stock options issued to non-employees (note 17(b))	417,437	417,437
Adjustment for stock-based compensation relating
to stock options and escrowed shares allotted to
employees and directors (note 17(b))	2,818,512	2,504,853
Adjustment to reverse stock compensation under
Canadian GAAP	(910,208)	(492,737)
Share capital and contributed surplus, under U.S. GAAP	$42,390,269	$19,362,362

(iv)

Retained earnings (deficit):

	2005	2004
Retained earnings (deficit), under Canadian GAAP	$358,578	$(322,384)
Expense for stock-based compensation relating to
stock options issued to non-employees (note 17(b))	(417,437)	(417,437)
Expense for stock-based compensation relating
to stock options and escrowed shares allotted to
employees and directors (note 17(b))	(2,818,512)	(2,504,853)
Adjustment to reverse stock compensation under
Canadian GAAP	910,208	492,737
Adjustment for research equipment expensed
under U.S. GAAP	(147,797)	(121,087)
Deficit, determined under U.S. GAAP	$(2,114,960)	$(2,873,024)

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

17.

Reconciliation to United States generally accepted accounting principles (continued):

(g)

Reconciliation (continued):

(v)

Operating income (loss) for the year:

	2005	2004	2003
Operating income (loss), under
Canadian GAAP	$1,098,840	$466,509	$(37,439)
Adjustment for write-down of
advances receivable under
U.S. GAAP (note 17(c))	-	-	(111,502)
Expense for stock-based compensation
relating to stock options issued to
non-employees (note 17(b))	-	(23,191)	(81,168)
Expense for stock-based compensation
relating to stock options and escrowed
shares allocated to employees and
directors (note 17(b))	(313,659)	(697,428)	(698,348)
Adjustment to reverse stock
compensation under Canadian
GAAP for employee grants	417,471	319,035	149,237
Adjustment for research equipment
expensed under U.S. GAAP	(26,710)	(43,518)	(61,877)
Operating income (loss), determined
under U.S. GAAP	$1,175,942	$21,407	$(841,097)

(vi)

Income (loss) and income (loss) per share for the year:

	2005	2004	2003
Net earnings (loss), under Canadian
GAAP	$680,962	$592,823	$(126,394)
Expense for stock-based compensation
relating to stock options issued to
non-employees (note 17(b))	-	(23,191)	(81,168)
Expense for stock-based compensation
relating to stock options and escrowed
shares allocated to employees and
directors (note 17(b))	(313,659)	(697,428)	(698,348)
Adjustment to reverse stock
compensation under Canadian
GAAP for employee grants	417,471	319,035	149,237
Adjustment for research equipment
expensed under U.S. GAAP	(26,710)	(43,518)	(61,877)
Net earnings (loss), determined under
U.S. GAAP	$758,064	$147,721	$(818,550)

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

17.

Reconciliation to United States generally accepted accounting principles (continued):

(g)

Reconciliation (continued):

Weighted average number of common
shares outstanding under Canadian
GAAP and U.S GAAP:
Basic	34,187,205	30,116,949	22,826,155
Diluted	35,598,555	32,055,307	22,826,155
Earnings (loss) per share, basic and
diluted - U.S. GAAP	$0.02	$0.00	$(0.04)